Bioverge, Inc.

 BIOVERGE

Annual Report

2022

Annual Report 2022

Throughout this document, mentions of Bioverge refer to Bioverge, Inc., a corporation formed on August 17, 2017, in State of Delaware (the "Company"). The Company's physical address is 447 Sutter St, Ste 405, San Francisco, CA 94108.

You may contact the Company by emailing info@bioverge.com. This annual report is posted on the Company's website, www.bioverge.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Bioverge, Inc. ("**Bioverge**" or "**Company**") is a corporation formed on August 17, 2017, in the State of Delaware. The Company's physical address is 447 Sutter St, Ste 405, San Francisco, CA 94108. The Company's website may be accessed at www.bioverge.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Neil Littman

Board positions with Bioverge

Dates	Position	Principal Occupation
08/17/17 - Present	Board Member	Founder & CEO, Bioverge

Positions with Bioverge

Dates	Position	Responsibilities
08/17/17 - Present	Founder & CEO	Managing day-to-day operations.

Business Experience

Neil Littman, M.S. is the founder and Chief Executive Officer at Bioverge, an impact investment platform that funds visionary entrepreneurs with a goal to bring science fiction to life. Mr. Littman has been the Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary of Bioverge, Inc. since 2017 to present day. Mr. Littman has been the Managing Director of Bioverge Funds Management, LLC since 2016 as well.

Bioverge's investments are focused on companies spanning the intersection of healthcare and technology that use advanced technology to modernize healthcare, from bench-to-bedside. Previously, Mr. Littman was the Vice President of Business Development at Notable Labs, LLC (the "**Notable Labs**") from August 2018 to January 2019. Notable Labs, LLC is an oncology startup (and a company in Bioverge's portfolio) in which Mr. Littman led the development of global corporate partnerships and contributed to the strategic vision of Notable Labs as part of the Senior Leadership Team. Mr. Littman oversaw business development at Notable Labs through the successful completion of the company's $40 million Series B fundraising and was instrumental in negotiating multiple term sheets to in-license clinical stage oncology assets.

Previously, Mr. Littman was a member of the Executive Leadership Team and Director of Business Development at the California Institute for Regenerative Medicine (the "**CIRM**") from November 2012 to August 2018. As part of CIRM's Executive Leadership team, Mr. Littman helped develop a five-year strategic plan for managing and deploying CIRM's three-billion-dollar plans involving the organization's discovery, translational, clinical stage stem cell, and regenerative medicines programs. At CIRM, Mr. Littman was the Head of the Therapeutics Group and oversaw a team responsible for managing over 40 clinical stage therapies totaling over $500 million of CIRM investment. Prior to managing the Therapeutics Group, Mr. Littman oversaw the Strategic Infrastructure Group and was responsible for managing over $125 million of infrastructure programs, including: $30 million Stem Cell Center (partnership with IQVIA), $24 million Alpha Stem Cell Clinical Network (partnership with UCLA, UCSD, City of Hope, UC Irvine), $32 million iPSC Bank (partnership with Fujifilm), and $40 million Genomics Center of Excellence (partnership with Stanford).

Prior to CIRM, Mr. Littman was a healthcare investment banker at Thomas Weisel Partners and Deutsche Bank and worked on transactions totaling over one billion dollars. His primary focus was on strategic advisory and public and private financings. Mr. Littman received a Master of Science in Biotechnology from The Johns Hopkins University, and a Bachelor of Arts in Molecular, Cellular and Development Biology from the University of Colorado, Boulder. Mr. Littman worked in a virology lab during his time at CU Boulder.

Richard Gibb

Positions within Bioverge

Dates	Position	Responsibilities
08/17/17 - Present	Co-founder & Chief Operating Officer	Managing day-to-day operations.

Business Experience

Rick Gibb is Co-Founder and Managing Director of Bioverge, a venture capital fund that invests exclusively in early-stage healthcare start-ups. With a portfolio spanning biotech, medtech, digital therapeutics, healthcare IT and services, Rick is passionate about identifying, advancing, and democratizing investor access to companies with promising potential to transform healthcare.

Prior to founding Bioverge, Rick worked at Stanford University's Office of the CFO as a Senior Venture Fund Analyst where he was involved in the management and oversight of two venture funds – President's Venture Fund and Stanford-StartX Fund. The President's Venture Fund ("**PVF**") invests in technologies originating at Stanford University and licensed out of the Office of Technology Licensing. The Stanford-StartX Fund invests in ventures affiliated with Stanford University by way of their leadership teams being Stanford faculty or alumni. Across both funds, Rick was primarily involved with investment sourcing, due diligence, and portfolio management, investing $450M in aggregate across more than 400 companies. This included providing ongoing support by connecting them to elite talent, fundraising opportunities and strategic partnerships, as well as stewarding long-term strategic plans and operating roadmaps to achieve commercialization, a stronger innovation pipeline, and enhanced product-market fit.

Notable highlights include leading seed-stage investments into Personalis (precision medicine and cancer genomics company; co-investors: Lightspeed; NASDAQ: PSNL), Kodiak Sciences (antibody therapies to treat and prevent blindness; NASDAQ: KOD), Oculeve (ocular stimulation to treat dry eye disease; acquired by Medtronic), Genapsys (desktop DNA sequencing), HeartFlow (real-time digital modeling of coronary arteries; co-investors: Medtronic, USVP, GE Ventures; $2B+ valuation), and Orca Bio (cellular therapies to treat cancer and autoimmune disorders; co-investors: Lightspeed, Data Collective, 8VC).

Prior to this, Rick was a part of the Licensing team at Stanford University's Office of Technology Licensing ("**OTL**"). The OTL receives and evaluates over 500 invention disclosures each year to assess their commercial feasibility and potential. Royalties from successful licensing are collected and distributed to the inventors, their departments, and schools. At the OTL, he managed a portfolio of 300+ technologies across their full lifecycle to support them with critical expertise in IP strategy, marketing, business development, licensing, fundraising and commercialization. Rick holds a Master's Degree in Biotechnology from The Johns Hopkins University, and graduated from Rice University with a B.S. in Bioengineering and Biomedical Engineering.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Neil Littman owns 5,250,000 shares of Class A Common Stock, representing voting power of 43.3%. Mr. Littman also owns 98,339 shares of Class B Common Stock, representing a voting power of 0.81%. Richard Gibb owns 3,500,000 shares of Class A Common Stock, representing a voting power of 28.9%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Bioverge, Inc. (collectively, the "**Company**" or "**Bioverge**"), is a company was formed to facilitate investments in early-stage healthcare companies via an online venture capital investment platform. Bioverge Funds Management, LLC, a limited liability company formed under the laws of Delaware on June 3, 2016, is a wholly owned subsidiary of the Company and operates as an Exempt Reporting Advisor ("**ERA**") in the State of California. Bioverge Portal, LLC a limited liability company formed under the laws of Delaware on March 27, 2018, is a wholly owned subsidiary of the Company and is registered funding portal with the Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). Our ERA, Bioverge Funds Management, LLC, engages in Regulation D investments. Bioverge uses a syndication model to enable access and democratize the investing landscape for investors interested in investing in early-stage healthcare companies. Bioverge creates special purpose vehicles, or Bioverge Funds ("**Funds**"), to provide investors access to highly vetted investment opportunities.

The purpose of the Funds is to aggregate accredited investors into a single group, which enables Bioverge to keep the investment minimums low for our Limited Partners ("**LPs**" or "**Members**"). This structure is also advantageous for the companies, since only the Bioverge Fund will appear on the company's capitalization table. These Funds may make offerings pursuant to Section 4(a)(2) of the Securities Act of 1933 (the "**Securities Act**") or a rule promulgated thereunder, such as Rule 506(b) or Rule 506(c). Under Regulation D offerings, only accredited investors are permitted to invest in a Bioverge Fund. Bioverge offers our members access to invest in a Bioverge Fund related an investment in a specific company, or the ability to invest in a multi-company Access Fund, which typically invests in a portfolio of at least 10 companies. Bioverge's compensation model on Regulation D investments is similar to traditional venture capital funds and comes from the combination of management fees and carried interest, which is a share of the profits upon a successful investment exit. There is also a standard administrative fee charged to investors to cover the costs of operating the Fund over the entire life of the entity, including regulatory filings, accounting, and K-1 distribution, which is shared with our third-party fund administrator.

Pursuant to Rule 302(b) of SEC Regulation Crowdfunding ("**Reg CF**") under the Securities Act (Title III of the JOBS Act), Bioverge Portal, LLC engages with issuers to conduct equity crowdfunding offerings. For Reg CF offerings, Bioverge typically receives compensation from the issuer of securities, including percentage of total capital raised for Regulation Crowdfunding offerings, in the form of cash and equity, and an upfront fee plus deferred revenue that Bioverge collects when the offering is complete. The percentage Bioverge charges may fluctuate between 5-12% based on the method of investment and fees associated.

Bioverge Portal, LLC, and in general conducting Reg CF offerings for issuers, was not a focus of the Company in 2022, and the Company expects to deemphasize this aspect of the business going forward.

5. How many employees does the Company currently have? (§ 227.201(e))

Bioverge currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Material factors that make an investment in Bioverge, Inc. speculative or risky:

1.   We are an early-stage company and have not yet generated any profits. Bioverge was formed in 2017. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bioverge has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

2.   Our financials were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

3.   Any valuation of the company at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

4.   We operate in a regulatory environment that is evolving and uncertain. The regulatory framework for crowdfunding is very new and the Company's operations are subject to new laws, regulation, and compliance. Significant changes to regulations governing the way the Company derives revenues and conducts its business could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company's operations.

5.   We operate in a highly regulated industry. We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary

Bioverge Portal, LLC, is registered as a funding portal and our subsidiary Bioverge Funds Management, LLC operates as an ERA. As a funding portal and ERA, we must comply with stringent regulations, and the operation of our funding portal and ERA exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans.

6.   We may be liable for misstatements made by issuers. Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements misleading. This liability may also extend in Reg CF offerings to funding portals, such as our subsidiary. Even though due diligence defenses may be available; there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients may be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time consuming and expensive. Our compliance is focused on U.S. laws, and we have not analyzed foreign laws regarding the participation of non-U.S. residents. Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

7.   Bioverge's product offerings are relatively new in an industry that is still quickly evolving. The principal securities regulations that we work with, Rule 506(b), Rule 506(c), and Reg CF, have only been in effect - with the exception of Rule 506(b) - in their current form since 2013, in the case of Rule 506(c) and 2016 in the case of Reg CF. Our ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment.

8.   We have an evolving business model. Our business model is one of innovation, including continuously working to expand our product lines and services to our clients. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time, we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurances that these or any other modifications will be successful or will not result in harm to the business. We may not be

able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

9.   We are reliant on one main type of service. All our current services are variants on one type of service — providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including our Founder and Chief Executive Officer, Neil Littman, and our Co-founder and Chief Operating Officer, Richard Gibb. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

10.   Bioverge and its providers are vulnerable to hackers and cyber-attacks. As an internet- based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Bioverge platform or in its computer systems could reduce the attractiveness of the Bioverge platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on Bioverge could harm our reputation and materially negatively impact our financial condition and business. Transactions can also be subject to fraud and theft.

11.   Bioverge currently relies on third-party vendors for escrow and technology services. We currently rely on Loon Creek Capital Group, LLC and Prime Trust to provide fund administrative and technology services for processing investment transactions (e.g., processing credit card and payments, electronic execution of the subscription agreements, etc.) and all escrow services related to offerings on our platform. Any change in this relationship will require us to find another technology service provider, escrow agent and escrow bank. This may cause us delays as well as additional costs in transitioning our technology.

12.   We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

13.   We face significant market competition. We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not

the only way to address helping start-ups raise capital, and the company must compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

14.   We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings, and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effects on our business, operating results and financial condition, regardless of the outcome of such litigation.

15.   If the company cannot raise sufficient funds, it will not succeed. Even if the maximum offering amount is raised under this offering, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only a portion of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We do not have any alternative sources of funds committed.

17.   There is no current market for our stock. There is no formal marketplace for the resale of our stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment.

18.   The Company may never receive a future equity financing. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event occurs, the Purchasers could be left holding the Company's securities in perpetuity. The securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

19.   Future fundraising may affect the rights of investors. To expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

20.   Voting control will be given to a small number of shareholders. Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding employee option pool, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

21.   The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

23.   Our business could be adversely affected by the effects of health epidemics, including the COVID-19 outbreak, in regions where we, or third parties on which we rely have business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business, and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

25.   Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition. Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm.

26.   We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, future cash flows and future results of operations. These risks include: (a) the volatility of domestic and international financial, bond and stock markets; (b) extensive governmental regulation; (c) litigation; (d) intense competition; (e) poor performance of securities that we recommend or privately place; (f) substantial fluctuations in the volume and price level of securities; and (g) dependence on the solvency of various third parties. As a result, our future revenues and earnings may vary significantly from quarter to quarter and from year to year.

27.   We may not be able to manage future growth effectively. If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

The Company completed an offering of securities on March 1, 2022, under Reg CF through Netcapital Funding Portal Inc. ("**Portal**"), raising a total of $744,806.

Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Reg CF. Investments made under Reg CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	10,000,000	8,785,000	Yes	Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Holders of Class A Common Stock shall have the exclusive right to nominate members of the board of directors of the Company at any annual or special meeting of stockholders of the Company or by written consent in lieu of a meeting of stockholders of the Company and to remove with or without cause any member of the board of directors of the Company. Once nominated for directorship a nominee shall be elected as a director by a vote of the outstanding Class A Common Stock and Class B Common Stock voting together as a single class. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.

| Class B Common Stock | 25,000,000 | 2,556,534 | Yes | Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure. |
| Preferred Stock | 15,000,000 | 0 | No | Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors without the need to obtain shareholder approval prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure. |

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Incentive Plan	This is an equity incentive plan as adopted by the company in 2017.	1,250,000

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community can act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

We utilized three valuation methodologies: discounted cash flow, sum -of-the-parts, and comparable company analysis.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Bioverge, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Bioverge and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission;

or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate*	Maturity Date*
Neil Littman	$52,668.02	0.0%	n/a

* No interest, no repayment schedule, and no maturity date.

On or about June 15, 2022, the Company's Founder and CEO, Neil Littman, made a loan to the Company of which $52,668.02 remains outstanding. This loan is unsecured, bears no interest and has no specified repayment schedule or maturity date.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
2017-2020	SAFE Agreements	$1,363,520	Reg D, 506(b)	General corporate purposes.
2021-2022	Class B Common Stock	$744,806	Regulation Crowdfunding	General and administrative, product development, sales and marketing and intermediary fees.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $5,000,000 or $8,000,000 pre-money valuation, as applicable, on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of December 31, 2022, we had the following additional securities outstanding:

Type	SAFE Notes (#1)
Face Value	$115,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$5M Valuation Cap, 20% Discount

Type	SAFE Notes (#2)
Face Value	$145,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$8M Valuation Cap, 20% Discount

Type	SAFE Notes (#3)
Face Value	$148,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$15M Valuation Cap, 20% Discount

Type	Advisor Options
Amount Outstanding	145,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	There are authorized and reserved advisor options to purchase 1,250,000 shares of Class A Common Stock.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The accompanying consolidated financial statements have been prepared by the Company's CEO on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $369,763 and $562,461 for the years ended December 31, 2022, and 2021, respectively, has negative cash flows from operations, and has an accumulated deficit of $1,702,485 of December 31, 2022.

However, the company has been able to generate $247,786 and $251,720 in net revenues for the years ended December 31, 2022, and 2021, including 84% growth in revenue generated from management fees, which we view as a critical recurring revenue stream for the business. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. We have been successful in raising capital via SAFE investments and our previous equity crowdfunding offering. On December 31, 2022, total investments amounted to $2,332,579. We arrived at the valuation for Bioverge by conducting a detailed financial analysis utilizing several valuation methodologies, including discounted cash flow ("**DCF**"), sum-of-the-parts, and by reviewing and analyzing comparable companies. DCF is a valuation method used to estimate the value of an investment based on its expected future cash flows. DCF analysis attempts to figure out the value of an investment today, based on projections of how much money it will generate in the future. While the DCF valuation methodology is standard, it has limitations, primarily that it relies on estimations of future cash flows, which could prove to be inaccurate. The sum-of-the-parts valuation ("**SOTP**") is a process of valuing a company by determining what its aggregate divisions would be worth if they were spun off or acquired by another company.

Finally, a comparable company analysis was performed to evaluate the value of the Company using the metrics of other businesses of similar size in the same industry. Comparable company analysis operates under the assumption that similar companies will have similar valuation multiples.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report attached as Exhibit A. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Bioverge, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Bioverge, Inc. will file a report electronically with the SEC annually and post the report on its website (www.bioverge.com) no later than 120 days after the end of each fiscal year covered by the report.

UNAUDITED FINANCIAL STATEMENTS

UNAUDITED 2022 AND 2021 FINANCIAL STATEMENTS

(See Attached)

Bioverge, Inc. (the "Company") a Delaware Corporation and Subsidiaries

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bioverge, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 28, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	243,289	383,999
Digital Assets	81,025	103,669
Prepaid Expenses	-	4,350
Total Current Assets	324,314	492,018
Non-current Assets		
Intangible Assets, net of Accumulated Amortization	41,287	82,573
Investment - Other	202,168	177,168
Total Non-Current Assets	243,455	259,741
TOTAL ASSETS	567,769	751,759
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,561	8,664
Deferred Revenue	169,162	129,708
Notes Payable - Related Party	52,668	178,120
Other Liabilities	-	4,350
Total Current Liabilities	224,391	320,842
Long-term Liabilities		
Future Equity Obligations	408,500	1,363,520
Total Long-Term Liabilities	408,500	1,363,520
TOTAL LIABILITIES	632,891	1,684,362
EQUITY		
Class A Common Stock	88	88
Class B Common Stock	21	-
Additional Paid in Capital	2,078,091	804,430
Accumulated Deficit	(2,143,323)	(1,737,119)
Total Equity	(65,122)	(932,602)
TOTAL LIABILITIES AND EQUITY	567,769	751,759

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	247,786	251,720
Cost of Revenue	49,972	26,101
Gross Profit	197,814	225,619
Operating Expenses		
Advertising and Marketing	22,604	128,176
General and Administrative	540,127	648,060
Amortization	41,287	41,287
Total Operating Expenses	604,017	817,522
Operating Income (loss)	(406,203)	(591,903)
Earnings Before Income Taxes	(406,203)	(591,903)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(406,203)	(591,903)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(406,203)	(591,903)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	41,287	41,287
Accounts Payable and Accrued Expenses	(6,104)	(1,637)
Prepaids	4,350	(1,508)
Deferred Revenue	39,454	49,008
Other	(4,350)	(13,724)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	74,637	73,426
Net Cash provided by (used in) Operating Activities	(331,566)	(518,477)
INVESTING ACTIVITIES		
Investment - Other	(25,000)	(18,500)
Digital Assets	22,644	-
Website Development	-	4,060
Distribution on Investment - Other	-	49,382
Net Cash provided by (used by) Investing Activities	(2,356)	34,942
FINANCING ACTIVITIES		
Proceeds from the Issuance of Class B Common Stock	21	-
Proceeds from Additional Paid-in Capital	318,643	563,574
Conversion of Debt – Related Party	(125,452)	-
Net Cash provided by (used in) Financing Activities	193,212	563,574
Cash at the beginning of period	383,999	303,960
Net Cash increase (decrease) for period	(140,710)	80,039
Cash at end of period	243,289	383,999

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	8,750,000	88	-	-	240,856	(1,145,216)	(904,273)
Paid-in Capital	-	-	-	-	563,574	-	563,574
Net Income (Loss)	-	-	-	-	-	(591,903)	(591,903)
Ending Balance 12/31/2021	8,750,000	88	-	-	804,430	(1,737,119)	(932,602)
Issuance of Class B Common Stock upon Stock Purchase and Cancellation of SAFE Agreements	-	-	2,126,682	21	1,273,662	-	1,273,683
Net Income (Loss)	-			-	-	(406,203)	(406,203)
Ending Balance 12/31/2022	8,750,000	88	2,126,682	21	2,078,091	(2,143,323)	(65,122)

Bioverge, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bioverge, Inc. ("the Company"), is a Delaware corporation organized on August 17th, 2017. The Company was formed to facilitate investments in early-stage healthcare companies via an online venture capital and equity crowdfunding investment platform.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Bioverge Funds Management, LLC, a Delaware limited liability company formed on June 3rd, 2016, and Bioverge Portal, LLC a Delaware limited liability company formed on March 27th, 2018. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company holds digital assets totaling $81,025 as of December 31st, 2022. The Company values its digital assets based on fair value using quoted prices in active markets as consistent with Level 1.

The Company held various investments totaling $202,168 as of December 31st, 2022. The Company's investments are based on instruments that do not have readily determinable fair values. Accordingly, the Company's investments would be classified as Level 3 and the Company accounts for these investments using the cost method, less adjustments for impairment.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through 4 different revenue streams, which include the following:

Carry buyout fees: The Company generates revenue by providing the option for investors to reduce the amount of carried interest they pay on future profits (typically 20%) by "buying out" their carry in exchange for an upfront payment. The Company's primary performance obligation is to satisfy any agreements entered into with clients and the Company recognizes revenue when payments are received.

Management fees: The Company generates revenue through management fees for managing all their investment funds, including deal-by-deal investments, access funds, and thematic funds. The Company's primary performance obligation is to satisfy any agreements entered into, if any, with clients and the Company recognizes revenue as milestones are reached.

Portal fees: The Company generates revenue through portal fees, which include fees generated by their wholly-owned subsidiary Bioverge Portal, LLC on activities related to working with clients on regulation crowdfunding offerings. The Company's primary performance obligation is to satisfy any agreements entered into, if any, with clients and the Company recognizes revenue when fees are received.

Return from investments and carried interest: The Company generates revenue through investments and the share of a fund's profit received when a portfolio company has a liquidity event and distributions are made to investors. The Company's primary performance obligation is to satisfy any agreements entered into, if any, with the portfolio company and the Company recognizes revenue when distribution are received.

The Company had deferred revenue of $169,162 as of December 31st, 2022.

	Carry Buyout Fees	Management Fees	Portal Fees	Return from Investments and Carried Interest	Total
2022	72,726	157,350	7,954	9,756	247,786
2021	*21,922*	85,492	-	144,306	251,720

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Website Development	3	123,860	82,573	-	41,287
Grand Total	**-**	**123,860**	**82,573**	**-**	**41,287**

Digital Assets

The Company holds digital assets as investments that are available-for-sale totaling $81,025 as of December 31st, 2022. The digital assets the Company holds include approximately 2.57 Bitcoin or approximately $44,124 and 28.48 Ethereum or approximately $36,901. The Company holds its digital assets in a cold storage wallet and, due to the fluctuations inherent in holding cryptocurrency, the Company mark-to-markets its balance at the end of each month.

Investments

The Company has made various investments in privately held companies in the form of convertible note agreements and simple agreements for future equity. The Company's accounting for investments in other investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as these instruments do not have readily determinable fair values and are expected to convert into stock in the future. Accordingly, the Company accounts for these investments using the cost method, less adjustments for impairment. The Company made investments of $25,000 and $45,000 during the years ended December 31, 2022 and 2021, respectively. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2022 and 2021. The carrying amount for the investments was $202,168 and $177,168 as of December 31, 2022 and 2021, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company adopted the 2017 Stock Incentive Plan (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company is authorized to issue 1,250,000 shares under this plan.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	5,000	-
Granted	140,000	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	145,000	-
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2022	145,000	-
Options exercisable, December 31, 2022	145,000	-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	2,500	-
Granted	140,000	-
Vested	(72,500)	-
Forfeited	-	-
Nonvested options, December 31, 2021	70,000	-
Granted	-	-
Vested	(70,000)	-
Forfeited	-	-
Nonvested options, December 31, 2022	-	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan agreement with the CEO resulting in the Company having an outstanding balance of $52,668 as of December 31st, 2022. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan entered into with a related party.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with discounts ranging from 15% to 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 15M. In 2022, certain holders of the SAFE Agreements, elected to cancel and exchange their SAFE Agreements for 1,947,049 Class B Common Stock. The Company had $408,500 in total outstanding SAFE agreements as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$52,668
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The total number of shares of all classes of stock which the Company has authority to issue is 50,000,000, consisting of 35,000,000 shares of Common Stock at a $0.00001 par value per share, of which, 10,000,000 shares shall be designated "Class A Common Stock" and 25,000,000 shares shall be designated as "Class B Common Stock", and (ii) 15,000,000 shares of preferred stock at a $0.00001 par value per share.

The Company has issued and outstanding a total of 8,750,000 shares of Class A Common Stock as of December 31st, 2022. The Company had issued and outstanding a total of 2,126,682 shares of Class B Common Stock as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share. Holders of Class A Common Stock shall have the exclusive right to nominate members of the board of directors of the Company at any annual or special meeting of stockholders of the Company or by written consent in lieu of a meeting of stockholders of the Company and to remove with or without cause any member of the board of directors of the Company.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company did not have any preferred shares issued or outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.